Mail Stop 6010

December 19, 2006

Jason C. S. Chang, Chief Executive Officer
Advanced Semiconductor Engineering, Inc
26 Chin Third Road
Nantze Export Processing Zone
Nantze, Kaohsiung, Taiwan
Republic of China

<u>Via U S Mail and FAX [886-2-2757-6121]</u>

      Re: **Advanced Semiconductor Engineering, Inc**
              Form 20-F for the fiscal year ended December 31, 2005
              Form 6-K for fiscal 2006
              File No. 1-16125

Dear Mr. Chang

        We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your documents in response to this comment in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for fiscal year ended December 31, 2005

Selected Financial Data, page 3
Note 30 Summary of Significant Differences Between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States of America, page F-55

1.   It appears that you have reported the loss from the fire at the Chung Li facility as a non-operating item under US GAAP. Under US GAAP, charges and credits which relate to activities for which revenues and expense have historically been included in income (loss) from operations are normally classified in income (loss) from operations. Please tell us why the loss from the fire should not be classified in income (loss) from operations for US GAAP purposes. Refer to Question 2 to SAB Topic 5.P.3. Also refer to paragraph 25 of SFAS 144. Please advise and/or revise future filings.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comment and provides the requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment and the requested information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Jason C. S. Chang,
Advanced Semiconductor Engineering, Inc.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comment. In our absence you may contact Brian Cascio, Accounting Branch Chief at (202) 551-3676.

Sincerely,

Gary R. Todd
Reviewing Accounting